UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Administradora de Fondos de Pensiones Provida S.A.

(Name of Subject Company (Issuer))

MetLife, Inc.

(Names of Filing Persons (Offerors))

Common Stock, without nominal (par) value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

American Depositary Shares (ADS) each representing

fifteen shares of Common Stock, without nominal (par) value

(Title of Class of Securities)

00709P108

(CUSIP Number of Class of Securities)

Matthew Ricciardi

MetLife, Inc.

1095 Avenue of the Americas

New York, New York 10036

Telephone: (212) 578-2675

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert J. Sullivan

Paola Lozano

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Exhibit Index

Exhibit	Description

99.1	Press release of Metlife, Inc. dated February 1, 2013.